UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-38397

Farmmi, Inc.

(Registrant’s name)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Adjournment of Extraordinary General Meeting of Shareholders Held on December 20, 2021

This current report on Form 6-K is submitted in connection with the extraordinary general meeting (the “EGM”) held by Farmmi, Inc. (the “Company”) on December 20, 2021, at 10:00 A.M., Beijing time (9:00 P.M. ET on December 19, 2021). The EGM was called to consider proposals (the “Proposals”), including increasing the authorized share capital of the Company, approving the staggered board structure, and approving the Company’s revised Second Amended and Restated Memorandum and Articles of Association, presented in the Notice of Extraordinary General Meeting of Shareholders dated November 15, 2021.

The Company’s Second Amended and Restated Memorandum and Articles of Association provides that “No business shall be transacted at any meeting unless a quorum is present at the time when the meeting proceeds to business. Members holding not less than an aggregate of one-third in nominal value of the total issued voting shares in the Company entitled to vote upon the business to be transacted, shall be a quorum.” Members holding less than an aggregate of one-third in nominal value of the total issued voting shares in the Company were present at the EGM. Therefore, a quorum was not present. Accordingly, the Company adjourned the EGM, without taking any action on the Proposals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

By:	/s/ Yefang Zhang
Name:	Yefang Zhang
Title:	Chief Executive Officer

Dated: December 20, 2021